DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06026442

February 24, 2006

RECD S.E.C.
MAR 1 2006
1086

Matthew L. Giles
Goodwin Procter LLP
Exchange Place
Boston, MA 02109

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/24/2006

Re: Medical Information Technology, Inc.
Incoming letter dated December 29, 2005

Dear Mr. Giles:

This is in response to your letters dated December 29, 2005 and January 18, 2006 concerning the shareholder proposal submitted to MEDITECH by Michael Hubert. We also have received letters from the proponent dated January 5, 2006 and January 23, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Enclosures

cc: Michael Hubert
48 Narragansett Rd.
Quincy, MA 02169

161452

GOODWIN | PROCTER

Matthew L. Giles
617.570.8327
goodwinprocter.com

Goodwin Procter LLP
Counsellors at Law
Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

December 29, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Medical Information Technology, Inc./Exclusion From Proxy Materials of Shareholder Proposal

Ladies and Gentlemen:

On behalf of Medical Information Technology, Inc., a Massachusetts corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the enclosed shareholder proposal submitted by Mr. Michael Hubert (the "Proposal") from the Company's proxy materials for its 2006 annual meeting of shareholders (the "2006 Annual Meeting"). We respectfully request that the staff of the Division of Corporation Finance (the "Staff") indicate that it will not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy statement and form of proxy for the 2006 Annual Meeting for the reasons set forth below.

We believe that the Proposal may be excluded from the Company's proxy materials for the 2006 Annual Meeting because the Proposal was not timely received by the Company at its principal executive offices in accordance with Rule 14a-8(e)(2) under the Exchange Act.

Rule 14a-8(e)(2) under the Exchange Act provides that a proposal must be "received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The proxy statement relating to the Company's 2005 annual meeting of shareholders was released to the Company's shareholders on March 25, 2005. Accordingly, as disclosed in the Company's definitive proxy statement relating to the 2005 annual meeting of shareholders filed with the Commission on March 25, 2005, shareholder proposals submitted for inclusion in the Company's proxy statement and form of proxy with respect to the 2006 Annual Meeting were required to be received by the Company at its principal executive offices on or before November 26, 2005.

The Proposal was received by the Company at its principal executive offices via United States Postal Service Certified Mail at 9:30 am on November 28, 2005. The date of receipt of the Proposal by the Company at its principal executive offices is evidenced by the United States Postal Service Tracking Sheet attached hereto as Exhibit A. Accordingly, the Proposal was not timely received by the Company at its principal executive offices in accordance with Rule 14a-8(e)(2) under the Exchange Act.

Based upon the foregoing, we hereby respectfully request a response from the Staff that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from its proxy materials for the 2006 Annual Meeting. Should the Staff disagree with our conclusions regarding the exclusion of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j) under the Exchange Act, six copies of this letter and its exhibits are enclosed. By copy of this letter and its exhibits, the Company is notifying Mr. Michael Hubert of its intention to exclude the Proposal from the 2006 Annual Meeting proxy materials. As further required by Rule 14a-8(j) under the Exchange Act, the Company is filing this letter no later than 80 calendar days before it intends to file its definitive proxy materials with the Commission with respect to the 2006 Annual Meeting.

Please acknowledge receipt of this letter and its enclosures by stamping the additional copy of this letter enclosed herewith.

If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (617) 570-8327.

Thank you for your consideration.

Sincerely,

Matthew L. Giles

cc: A. Neil Pappalardo, Chairman and Chief Executive Officer
Barbara A, Manzolillo, Treasurer, Chief Financial Officer and Clerk
Medical Information Technology, Inc.
Michael Hubert
Thomas J. LaFond
Goodwin Procter LLP

Enclosures: 6 copies of the Proposal
6 copies of this letter with attachments

Exhibit A

UNITED STATES POSTAL SERVICE

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Your item was delivered at 9:30 am on November 28, 2005 in NORWOOD, MA 02062.

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PRIORITY MAIL

UNITED STATES POSTAL SERVICE®

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PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS. FOLD AT DOTTED LINE

CERTIFIED MAIL

7004 1160 0003 6985 2329

UNITED STATES POSTAL SERVICE

9262

02090

Michael Hubert
48 Narragansett Rd.
Quincy, MA 02168

Barbara A. Manzolillo, Clerk
Medical Information Technology, Inc.,
MEDITECH Circle
Westwood MA 02090

November 23, 2005
48 Narragansett Rd.
Quincy, MA 02169

Barbara A. Manzolillo, Clerk
Medical Information Technology, Inc.,
MEDITECH Circle
Westwood MA 02090

Dear Barbara,

It would be most appreciated if you could include the following proxy question in the upcoming Annual Shareholders Meeting. Could you please include it in the letter to be sent to all shareholders prior the meeting. I currently own more than $10,000 of MEDITECH stock and plan to own at least $10,000 of MEDITECH stock at the come of the next Annual Shareholders Meeting.

If there should be an error in my question, please bring to my attention. I would be pleased to edit the question accordingly.

> RESOLVED, that MEDITECH's should utilize an independent third-party appraiser for the valuation of the MEDITECH stock.
>
> You are requested to vote FOR this proposal for the following reasons:
>
> The board of directors has acknowledged that they do not seek the assistance of an independent third party appraiser for the valuation of the MEDITECH stock. In recent years, two independent lawsuits have been filed regarding, in part, the allegedly low valuation of MEDITECH stock. One local judge has overruled MEDITECH's motion to dismiss a lawsuit by Dr. Grossman, and now it is proceeding. Separately, a federal judge is currently reviewing a class actions suit filed by three former long-term employees. That second lawsuit may be soon be "certified" and also permitted it to proceed. Despite these pending lawsuits, one or more board members continue to purchase MEDITECH stock at the price they independently set. These lawsuits have already cost MEDITECH, and thus the shareholders, more than one-million dollars in legal fees, yet an independent valuation of the stock might only cost $20,000.
>
> Consider the following: Compared to MEDITECH, Cerner (a major competitor) has less profits per share, and no dividends. It recently traded at $96 per share (Nov. 18th) and it has a market value of $3.97 billion. MEDITECH has greater profits per share and $2.00 per share

annual dividends. MEDITECH stock most recently traded at only $31 per share and it has a market value of only $1.11 billion.

The use of an independent valuation of MEDITECH stock might raise shareholder equity by more than one billion dollars. Some shareholders might believe that it is worth a $20,000 fee to an independent stock appraisal firm if it might raise MEDITECH market value by one billion dollars.

Shareholders and employees deserve to know if board members have been paying a fair price for their MEDITECH stock.

Shareholders and employees deserve to know if MEDITECH is receiving the greatest possible tax deduction for the stock contributed every year to the MEDITECH Profit Sharing Plan. (If the stock is valued too low, the tax deduction to MEDITECH will be too low.)

Shareholders and employees deserve to know if retiring employees have been, and will be, receiving a fair distribution of the MEDITECH Profit Sharing Plan. (Since 86% of the $140,000,000 assets in the plan are MEDITECH stock, a change in the valuation of the stock could have a significant effect on the plan assets and distributions to MEDITECH retirees.)

A vote FOR this proposal might save significant additional legal fees. It might also improve shareholder and employee trust in the board of directors.

This proxy resolution is limited to 500 words. For additional information, please go to www.meditechstock.com.

Thank you for your attention to this matter. For your convenience, I would be pleased to email you a copy of this proxy question.

Sincerely,

Michael Hubert

Michael Hubert

RECEIVED
2006 JAN 11 PM 12:54
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 5, 2006
48 Narragansett Rd.
Quincy, MA 02169

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Medical Information Technology, Inc./Exclusion From Proxy
Material Shareholder Proposal

Ladies and Gentlemen:

On December 29, 2005, a letter was mailed to you from Matthew L. Giles, of the legal firm Goodwin Procter, LLP, on the behalf of Medical Information Technology (the "Company"). It informed you of the Company's intension of excluding my shareholder proposal from the Company's proxy materials for the 2006 annual meeting of shareholders because it was not received by the Company by the deadline of November 26, 2005. A copy of this letter and attachments is enclosed. This letter does not mention that the deadline was a Saturday.

My letter was mailed from the Quincy, MA, post office, Express Mail, Return Receipt Requested, on November 23, 2005. This post office is only about thirteen miles from the Company. I have recently learned that even though the Company's main office is staffed twenty-four hours per day and seven days a week, the Company has chosen not to have the post office deliver mail to the Company's office. The Company has chosen to pick-up the mail at the Norwood Post Office. This week I spoke to Mr. Frank Toohig, Supervisor at the Norwood Post Office (781-762-7515). He told me that his clerk told him that the Company rarely if ever picks up the mail on Saturday. Since the Company gives most employees the day after Thanksgiving as a holiday, I believe it is unlikely that the Company picked up mail on Friday, November 25, 2005. Since Thursday was Thanksgiving, it is possible that the Company did not pick up mail after November 23, 2005. It is possible (perhaps likely) that when the Company received my proxy question on November 28, 2005, they suspected that my proxy letter was waiting for pick up on November 25th and/or November 26th.

My proxy question is highly critical of the Company's policy of not using an independent party to assist with the valuation of the Company private stock. This stock is then purchased by member(s) of the board of directors that set the value of the stock. Three former employees (including myself) have filed a class action suit against the board of directors claiming, in part, that they set the value of the stock too low, so as to permit them to purchase the stock at a low value. The same board of directors appoints a trustee for the employee defined contribution plan. That trustee is also chairman of the board of directors and the major purchaser of the Company stock in recent years. Since 86% of the value of the assets of the employee defined contribution plan is the Company stock, a change in the valuation of the stock could have a significant effect on the plan assets and distributions to the Company's retirees.

I believe that the company is using the deadline as an excuse to prevent my proxy question from being distributed to shareholders. The Company chose not to pick up mail on the day of the deadline and I (and other shareholders) should not be penalized for their decision.

Of course, I regret not mailing my proxy letter sooner, or not having a courier or a package delivery service deliver my letter. It was not possible for me or other shareholders to know that MEDITECH did not accept free delivery of the post office mail, and that they would not be picking up the mail as the time of the deadline approached. I made every reasonable effort necessary to ensure that my letter would be received by the deadline of November 25, 2005

I believe that if the Company placed a deadline of November 26, 2005 that they should have picked-up mail on that day. If the Company chose not to pick up mail on November 26, 2005, that they should accept my proxy question that they chose not to pick up until Monday, November 28, 2005 at 9:30 AM.

Thank for your consideration, and please inform the Company and their representatives that their failure to pick up mail on the day of the deadline, or accept the routine delivery of the post office mail, does not permit them to exclude my question from the proxy ballot.

Now that you are aware of some of this matter, I would hope that the SEC might consider undertaking an investigation into the valuation of the Company stock by the board of directors, which subsequently purchases the stock at a low price. This matter affects more than one thousand shareholders and more than two thousand employees.

If you should have any questions or if I may be of further assistance, please do not hesitate to call me at 781-801-8420.

Sincerely,

Michael Hubert

Cc: A. Neil Pappalardo, Chairman and Chief Executive Officer
Barbara A. Manzolillo, Treasurer, Chief Financial Officer and Clerk
Medical Information Technology, Inc.
Thomas J. LaFond
Goodwin Procter LLP
Michael Collora
Dwyer & Collora LLP

Enclosures: Six Copies of the letter by Matthew L. Giles, December 29, 2005
Six copies of this letter with attachments

Exhibit A

7004 1160 0003 6985 2329

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com

OFFICIAL USE

WESTWOOD, MA 02090

Postage	$ 3.85	UNIT ID: 0169
Certified Fee	2.30	Postmark Here
Return Reciept Fee (Endorsement Required)	1.75	
Restricted Delivery Fee (Endorsement Required)		Clerk: KC3TC2
Total Postage & Fees	$ 7.90	11/23/05

Sent To: Barbara Manzolillo, MEDITECH

Street, Apt. No.; or PO Box No.: Meditech Circle

City, State, ZIP+4: Westwood MA 02090

PS Form 3800, June 2002 — See Reverse for Instructions

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Barbara Manzolillo
Medical Information Tech.
MEDITECH Circle
Westwood, MA 02090

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by (Printed Name) | C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☐ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail

4. Restricted Delivery? ☐ Yes

2. Article Number (Transfer from service label): 7004 1160 0003 6985 2329

PS Form 3811, February 2004 — Domestic Return Receipt — 102595-02-M-1540

GOODWIN | PROCTER

Matthew L. Giles
617.570.8327
goodwinprocter.com

Goodwin Procter LLP
Counsellors at Law
Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

December 29, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Medical Information Technology, Inc./Exclusion From Proxy Materials of Shareholder Proposal

Ladies and Gentlemen:

On behalf of Medical Information Technology, Inc., a Massachusetts corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the enclosed shareholder proposal submitted by Mr. Michael Hubert (the "Proposal") from the Company's proxy materials for its 2006 annual meeting of shareholders (the "2006 Annual Meeting"). We respectfully request that the staff of the Division of Corporation Finance (the "Staff") indicate that it will not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy statement and form of proxy for the 2006 Annual Meeting for the reasons set forth below.

We believe that the Proposal may be excluded from the Company's proxy materials for the 2006 Annual Meeting because the Proposal was not timely received by the Company at its principal executive offices in accordance with Rule 14a-8(e)(2) under the Exchange Act.

Rule 14a-8(e)(2) under the Exchange Act provides that a proposal must be "received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The proxy statement relating to the Company's 2005 annual meeting of shareholders was released to the Company's shareholders on March 25, 2005. Accordingly, as disclosed in the Company's definitive proxy statement relating to the 2005 annual meeting of shareholders filed with the Commission on March 25, 2005, shareholder proposals submitted for inclusion in the Company's proxy statement and form of proxy with respect to the 2006 Annual Meeting were required to be received by the Company at its principal executive offices on or before November 26, 2005.

The Proposal was received by the Company at its principal executive offices via United States Postal Service Certified Mail at 9:30 am on November 28, 2005. The date of receipt of the Proposal by the Company at its principal executive offices is evidenced by the United States Postal Service Tracking Sheet attached hereto as Exhibit A. Accordingly, the Proposal was not timely received by the Company at its principal executive offices in accordance with Rule 14a-8(e)(2) under the Exchange Act.

Based upon the foregoing, we hereby respectfully request a response from the Staff that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from its proxy materials for the 2006 Annual Meeting. Should the Staff disagree with our conclusions regarding the exclusion of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j) under the Exchange Act, six copies of this letter and its exhibits are enclosed. By copy of this letter and its exhibits, the Company is notifying Mr. Michael Hubert of its intention to exclude the Proposal from the 2006 Annual Meeting proxy materials. As further required by Rule 14a-8(j) under the Exchange Act, the Company is filing this letter no later than 80 calendar days before it intends to file its definitive proxy materials with the Commission with respect to the 2006 Annual Meeting.

Please acknowledge receipt of this letter and its enclosures by stamping the additional copy of this letter enclosed herewith.

If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (617) 570-8327.

Thank you for your consideration.

Sincerely,

Matthew L. Giles

cc: A. Neil Pappalardo, Chairman and Chief Executive Officer
Barbara A, Manzolillo, Treasurer, Chief Financial Officer and Clerk
Medical Information Technology, Inc.
Michael Hubert
Thomas J. LaFond
Goodwin Procter LLP

Enclosures: 6 copies of the Proposal
6 copies of this letter with attachments

Exhibit A

UNITED STATES POSTAL SERVICE

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Label/Receipt Number: **7004 1160 0003 6985 2329**
Status: **Delivered**

Your item was delivered at 9:30 am on November 28, 2005 in NORWOOD, MA 02062.

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PRIORITY MAIL
UNITED STATES POSTAL SERVICE®

Apply Priori

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS FOLD AT DOTTED LINE
CERTIFIED MAIL™

7004 1160 0003 6985 2329

UNITED STATES POSTAL SERVICE

9262

02090

Michael Hubert
48 Narragansett Rd.
Quincy, MA 02168

Barbara A. Manzolillo, Clerk
Medical Information Technology, Inc.,
MEDITECH Circle
Westwood MA 02090

November 23, 2005
48 Narragansett Rd.
Quincy, MA 02169

Barbara A. Manzolillo, Clerk
Medical Information Technology, Inc.,
MEDITECH Circle
Westwood MA 02090

Dear Barbara,

It would be most appreciated if you could include the following proxy question in the upcoming Annual Shareholders Meeting. Could you please include it in the letter to be sent to all shareholders prior the meeting. I currently own more than $10,000 of MEDITECH stock and plan to own at least $10,000 of MEDITECH stock at the come of the next Annual Shareholders Meeting.

If there should be an error in my question, please bring to my attention. I would be pleased to edit the question accordingly.

RESOLVED, that MEDITECH's should utilize an independent third-party appraiser for the valuation of the MEDITECH stock.

You are requested to vote FOR this proposal for the following reasons:

The board of directors has acknowledged that they do not seek the assistance of an independent third party appraiser for the valuation of the MEDITECH stock. In recent years, two independent lawsuits have been filed regarding, in part, the allegedly low valuation of MEDITECH stock. One local judge has overruled MEDITECH's motion to dismiss a lawsuit by Dr. Grossman, and now it is proceeding. Separately, a federal judge is currently reviewing a class actions suit filed by three former long-term employees. That second lawsuit may be soon be "certified" and also permitted it to proceed. Despite these pending lawsuits, one or more board members continue to purchase MEDITECH stock at the price they independently set. These lawsuits have already cost MEDITECH, and thus the shareholders, more than one-million dollars in legal fees, yet an independent valuation of the stock might only cost $20,000.

Consider the following: Compared to MEDITECH, Cerner (a major competitor) has less profits per share, and no dividends. It recently traded at $96 per share (Nov. 18th) and it has a market value of $3.97 billion. MEDITECH has greater profits per share and $2.00 per share

annual dividends. MEDITECH stock most recently traded at only $31 per share and it has a market value of only $1.11 billion.

The use of an independent valuation of MEDITECH stock might raise shareholder equity by more than one billion dollars. Some shareholders might believe that it is worth a $20,000 fee to an independent stock appraisal firm if it might raise MEDITECH market value by one billion dollars.

Shareholders and employees deserve to know if board members have been paying a fair price for their MEDITECH stock.

Shareholders and employees deserve to know if MEDITECH is receiving the greatest possible tax deduction for the stock contributed every year to the MEDITECH Profit Sharing Plan. (If the stock is valued too low, the tax deduction to MEDITECH will be too low.)

Shareholders and employees deserve to know if retiring employees have been, and will be, receiving a fair distribution of the MEDITECH Profit Sharing Plan. (Since 86% of the $140,000,000 assets in the plan are MEDITECH stock, a change in the valuation of the stock could have a significant effect on the plan assets and distributions to MEDITECH retirees.)

A vote FOR this proposal might save significant additional legal fees. It might also improve shareholder and employee trust in the board of directors.

This proxy resolution is limited to 500 words. For additional information, please go to www.meditechstock.com.

Thank you for your attention to this matter. For your convenience, I would be pleased to email you a copy of this proxy question.

Sincerely,

Michael Hubert

GOODWIN | PROCTER

Matthew L. Giles
617.570.8327
goodwinprocter.com

Goodwin Procter LLP
Counsellors at Law
Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

January 18, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Medical Information Technology, Inc./Exclusion From Proxy Materials of Shareholder Proposal

Ladies and Gentlemen:

On December 29, 2005, on behalf of Medical Information Technology, Inc., a Massachusetts corporation (the "Company"), we submitted a letter (the "December 29 Letter") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal submitted by Mr. Michael Hubert (referred to in this letter as the "Second Proposal") from the Company's proxy materials for its 2006 annual meeting of shareholders (the "2006 Annual Meeting"). Pursuant to discussions with Mark Vilardo of the Commission Staff, we hereby supplement the December 29 Letter as follows.

In addition to the reason set forth in the December 29 Letter, we believe that the Second Proposal may be excluded from the Company's proxy materials for the 2006 Annual Meeting because Mr. Hubert submitted an earlier proposal (the "First Proposal") for inclusion in the Company's proxy materials for the 2006 Annual Meeting long before submitting the Second Proposal, and the Company has informed Mr. Hubert that it intends to include the First Proposal in its proxy materials for the 2006 Annual Meeting.

Rule 14a-8(c), Question 3, provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. By letter dated December 27, 2004, a copy of which is attached hereto as Exhibit A, Mr. Hubert submitted the First Proposal for inclusion in the Company's proxy materials for the 2006 Annual Meeting. By letter dated November 23, 2005, a copy of which was included with the December 29 Letter, Mr. Hubert submitted the Second Proposal for inclusion in the Company's proxy materials for the 2006

Annual Meeting. By letter dated December 27, 2005, a copy of which is attached hereto as Exhibit B, the Company informed Mr. Hubert that it would include the First Proposal in its proxy materials for its 2006 Annual Meeting, but that the Second Proposal would not be included because (1) it had not been submitted in accordance with the deadline set forth in the federal proxy rules and (2) Mr. Hubert had already submitted a proposal (the First Proposal) for inclusion in the proxy materials for the 2006 Annual Meeting.

Based upon the foregoing and the reasons set forth in the December 29 Letter, we reiterate the Company's request for a response from the Staff that it will not recommend enforcement action to the Commission if the Company excludes the Second Proposal from its proxy materials for the 2006 Annual Meeting. Should the Staff disagree with our conclusions regarding the exclusion of the Second Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j) under the Exchange Act, six copies of this letter and its exhibits are enclosed. The Company is sending a copy of this letter and its exhibits to Mr. Hubert.

Please acknowledge receipt of this letter and its enclosures by stamping the additional copy of this letter enclosed herewith.

If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (617) 570-8327.

Thank you for your consideration.

Sincerely,

Matthew L. Giles

cc: A. Neil Pappalardo, Chairman and Chief Executive Officer
Barbara A, Manzolillo, Treasurer, Chief Financial Officer and Clerk
Medical Information Technology, Inc.
Michael Hubert
Thomas J. LaFond
Goodwin Procter LLP

Enclosures: 6 copies of this letter with attachments

Exhibit A

December 27, 2004
48 Narragansett Rd.
Quincy, MA 02169

Mr. Thomas J. LaFond
Goodwin Procter, LLP
Exchange Place
Boston, MA 02109

Dear Mr. LaFond:

Thank you for your recent letter responding to my letter to Mr. Pappalardo dated October 29, 2004. As per your instructions I have revised my proposals as follows. I was not aware that I was only able to submit one proposal for each shareholder meeting. I elect to submit my first proposal (resubmitted below) for the next shareholder meeting. The second proposal is submitted for the next annual meeting or special meeting of shareholders.

RESOLVED: that the Board of Directors obtain and utilize a qualified and independent valuation of MEDITECH's stock, for purposes of transactions with the qualified contribution plan.

You are urged to vote FOR this proposal for the following reasons:

The current procedure whereby the stock value is set by the MEDITECH chairman and approved by the board of directors is not objective. The annual transfer of MEDITECH stock to the Medical Information Technology Inc. Profits Sharing Trust may be undervalued. If this transfer of stock is undervalued, then MEDITECH can not take the full value of the stock transfer for tax purposes and MEDITECH does not receive an adequate reduction of taxes.

In addition, when the MEDITECH stock value is set too low, it unfairly benefits those that purchase stock, and is detrimental to shareholders that sell stock and employees that take distributions from the Medical Information Technology Inc., Profit Sharing Trust.

Since MEDITECH is fully responsible for selecting the management of the Medical Information Technology Inc, Profit Sharing Trust, it is critical that the Trust comply with all Department of Labor ERISA laws and regulations, including the appropriate valuation of the company stock. This is best done by an outside independent appraiser.

Shareholders might be interested to know that SAIC, a private company in California, has had its stock value determined for the last 20 years by a nationally recognized investment bank. The bank compares SAIC's financial status to more than 20 other companies and developed a formula that SAIC reports to the Securities and Exchange Commission. If this formula were utilized MEDITECH's stock would likely have a higher value.

The following proposal is for the shareholder meeting following the April 2005 meeting.

RESOLVED: that MEDITECH utilize an independent proxy voting service to tally and report the shareholder votes.

You are urged to vote FOR this proposal for the following reasons:

It is believed that most MEDITECH shareholders are employees. Many employees may not be comfortable voting against the recommendations of MEDITECH management. Currently, employees must sign their name to a proxy ballot. These ballots are tallied by company employees and could be available to management. In the interest in protecting the confidential ballots of employees and other shareholders, MEDITECH should acquire the services of an independent proxy voting service. The hired proxy voting service company could then tally the votes and report the results. Ballots would be kept confidential by the hired proxy voting service.

Employees and other shareholders would then be more comfortable voting for or against resolutions that affect them and their company. Many companies utilize independent proxy voting service, yet few companies have as many employee shareholders. It is in the company's best interest to ensure all shareholders of the confidentiality of proxy ballots.

A vote for this resolution will help management get a more accurate understanding of the desires of all shareholders.

In the event that MEDITECH should decide to adopt my first proposal prior the next shareholder meeting, then my second proposal is hereby submitted for the April 2005 shareholder meeting.

I hereby declare that I will continue to own at least $2000 of MEDITECH stock until at least May 2006.

If you should have any questions, you are welcome to call me at 617-769-0001 or write to me at my home.

Sincerely,

Michael Hubert

Michael Hubert

Cc: A. Neil Pappalardo, Chairman and CEO, Medical Information Technology

Exhibit B

GOODWIN | PROCTER

Thomas J. LaFond
617.570.1990
goodwinprocter.com

Goodwin Procter LLP
Counsellors at Law
Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

RECEIVED
JAN 1 9 2006

December 27, 2005

Via First Class Mail and Federal Express

Mr. Michael Hubert
48 Narragansett Road
Quincy, MA 02169

Re: Shareholder Proposals

Dear Mr. Hubert:

Medical Information Technology, Inc. ("MEDITECH") has received your letter dated November 23, 2005 (the "2005 Request Letter") requesting that MEDITECH include a resolution in its proxy statement relating to MEDITECH's 2006 annual shareholders' meeting.

MEDITECH is interested in receiving input from shareholders, and has in the past included shareholder proposals in its proxy statement, so long as such proposals are appropriate for consideration by the shareholders and satisfy applicable proxy rules of the Securities and Exchange Commission ("SEC").

Your letter fails to comply with SEC requirements in two respects. First, as disclosed in MEDITECH's proxy statement filed with the SEC on March 25, 2005 and as required by the proxy rules, shareholder proposals submitted for inclusion in MEDITECH's proxy statement relating to its 2006 annual shareholders' meeting were required to be received by MEDITECH at its corporate offices on or before November 26, 2005. MEDITECH did not receive your proposal at its corporate offices until after that date. Therefore, the proposal in the 2005 Request Letter was not submitted in a timely manner.

Second, in addition to the proposal in the 2005 Request Letter, on December 27, 2004 you submitted a proposal for inclusion in MEDITECH's proxy statement relating to its 2006 annual shareholders' meeting (the "2004 Request Letter"). Accordingly, you have submitted two proposals for inclusion in MEDITECH's proxy statement relating to its 2006 annual shareholders' meeting. The proxy rules, however, permit only one proposal to be made per shareholder with respect to a shareholders' meeting.

As a result of the foregoing, the proposal set forth in the 2005 Request Letter will not be included in MEDITECH's proxy statement relating to its 2006 annual shareholders' meeting because it is both untimely and it is the second proposal you have made with respect to the 2006 annual shareholders' meeting. The proposal set forth in the 2004 Request Letter will be included in MEDITECH's proxy statement relating to its 2006 annual shareholders' meeting, subject to your compliance with the applicable proxy rules.

MEDITECH intends to present an opposition statement in the proxy statement in response to your proposal and will provide you with a copy of such statement as required by the proxy rules.

If you have any questions regarding this letter, please do not hesitate to contact me at the above number.

Sincerely,

Thomas J. LaFond

cc: A. Neil Pappalardo

November 23, 2005
Proposal

November 23, 2005
48 Narragansett Rd.
Quincy, MA 02169

Barbara A. Manzolillo, Clerk
Medical Information Technology, Inc.,
MEDITECH Circle
Westwood MA 02090

Dear Barbara,

It would be most appreciated if you could include the following proxy question in the upcoming Annual Shareholders Meeting. Could you please include it in the letter to be sent to all shareholders prior the meeting. I currently own more than $10,000 of MEDITECH stock and plan to own at least $10,000 of MEDITECH stock at the come of the next Annual Shareholders Meeting.

If there should be an error in my question, please bring to my attention. I would be pleased to edit the question accordingly.

RESOLVED, that MEDITECH's should utilize an independent third-party appraiser for the valuation of the MEDITECH stock.

You are requested to vote FOR this proposal for the following reasons:

The board of directors has acknowledged that they do not seek the assistance of an independent third party appraiser for the valuation of the MEDITECH stock. In recent years, two independent lawsuits have been filed regarding, in part, the allegedly low valuation of MEDITECH stock. One local judge has overruled MEDITECH's motion to dismiss a lawsuit by Dr. Grossman, and now it is proceeding. Separately, a federal judge is currently reviewing a class actions suit filed by three former long-term employees. That second lawsuit may be soon be "certified" and also permitted it to proceed. Despite these pending lawsuits, one or more board members continue to purchase MEDITECH stock at the price they independently set. These lawsuits have already cost MEDITECH, and thus the shareholders, more than one-million dollars in legal fees, yet an independent valuation of the stock might only cost $20,000.

Consider the following: Compared to MEDITECH, Cerner (a major competitor) has less profits per share, and no dividends. It recently traded at $96 per share (Nov. 18th) and it has a market value of $3.97 billion. MEDITECH has greater profits per share and $2.00 per share

annual dividends. MEDITECH stock most recently traded at only $31 per share and it has a market value of only $1.11 billion.

The use of an independent valuation of MEDITECH stock might raise shareholder equity by more than one billion dollars. Some shareholders might believe that it is worth a $20,000 fee to an independent stock appraisal firm if it might raise MEDITECH market value by one billion dollars.

Shareholders and employees deserve to know if board members have been paying a fair price for their MEDITECH stock.

Shareholders and employees deserve to know if MEDITECH is receiving the greatest possible tax deduction for the stock contributed every year to the MEDITECH Profit Sharing Plan. (If the stock is valued too low, the tax deduction to MEDITECH will be too low.)

Shareholders and employees deserve to know if retiring employees have been, and will be, receiving a fair distribution of the MEDITECH Profit Sharing Plan. (Since 86% of the $140,000,000 assets in the plan are MEDITECH stock, a change in the valuation of the stock could have a significant effect on the plan assets and distributions to MEDITECH retirees.)

A vote FOR this proposal might save significant additional legal fees. It might also improve shareholder and employee trust in the board of directors.

This proxy resolution is limited to 500 words. For additional information, please go to www.meditechstock.com.

Thank you for your attention to this matter. For your convenience, I would be pleased to email you a copy of this proxy question.

Sincerely,

Michael Hubert

RECEIVED

January 23, 2006 7:34
48 Narragansett Rd.
Quincy, MA 02169

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Medical Information Technology, Inc./Exclusion From Proxy Material Shareholder Proposal

Ladies and Gentlemen:

On January 18, 2006, a letter was written to you by Matthew L. Giles of Goodwin Proctor on the behalf of Medical Information Technology (the "Company"). It stated the intent of the Company to exclude my recent proxy question from the Company's proxy materials for the 2006 Annual Meeting because I submitted an earlier proposal.

I had forgotten that I had submitted two proposals on October 29, 2004. I did not know that I could only submit one proposal. In December 2004 I asked that one of my proposals be saved until the next meeting. Since 2004 I have decided that my Second Proposal submitted in November 2005 is more important. I hereby request to replace my First Proposal of 2004 with my Second Proposal of November 2005 to be included in the proxy material for the 2006 Annual Shareholders Meeting.

On December 27, 2005, Matthew L. Giles, had also written to the SEC, on behalf of the Company, stating the Company's intension of excluding my proxy question of November 23, 2005 due to late delivery. On January 5, 2006, I mailed a letter to the SEC (copies to the Company and their attorneys). In my letter I claimed that the Company declined to receive US mail service or pick-up the mail at the local post office on the day the Company selected as the deadline for proxy proposals. The Company may have also decided to not pick-up mail the preceding day (and the prior day was Thanksgiving). This information was provided by Mr. Frank Toohig, Supervisor at the Norwood Massachusetts Post Office (781-762-7515). The Company did pick-up the mail on the Monday following their deadline and received my proxy proposal at 9:30 AM that day. The Company's attorney then wrote to the SEC stating their intension of excluding my proxy proposal. Since the Company and their attorneys received my January 5, 2006 letter, they now know that I found that the Company decided to not pick-up mail as their deadline approached for proxy proposals. Since the Company and their attorney offers no rebuttal in their letter of January 18, 2006 (or any other letter) I assume that the Company has accepted my claim as fact. Now they are trying to exclude my recent proxy proposal because of an old proposal from 2004. I reiterate again, I request to replace my First Proposal of 2004 and request that my Second Proposal of November 2005 be included in the next annual shareholder proxy material.

Please read my proxy question requesting an independent valuation of the company stock (attached to my January 5th letter and this letter). I believe the Company board of directors is setting the Company stock value too low. This permits the board to purchase the Company stock at the low price. This same board is responsible for 86% of the employee retirement funds to be invested in the Company stock. As a result of the board's actions, employees may be deprived of millions of dollars of retirement funds every year. A class action lawsuit has been filed by former employees regarding this matter. (Attorney Michael Collora, 617-371-1002 is representing the former employees.) A related suit by a Company co-founder and ousted board member is also pending.

I hereby request that the Staff recommend enforcement action to the Commission if the Company excludes the Second Proposal from its proxy materials for the 2006 Annual Meeting. Should the Staff disagree with my conclusions regarding the inclusion of the Second Proposal, or should any additional information be desired in support my position, I would appreciate an opportunity to confer with the Staff concerning these matters.

Please call Mr. Frank Toohig, Supervisor at the Norwood Massachusetts Post Office (781-762-7515). He will confirm that the Company did not pick-up the mail. You may also ask the Company of proof of receipt of post office mail during the days prior to the proxy deadline. (They likely have to sign for receipt of registered or certified mail most every day. You may call Vera Meyer, who picks-up the MEDITECH mail at the post office most days at 781-821-3000.) This matter requires an appropriate investigation. As a former long-time employee of the Company, and dependent upon the Company managed plan for retirees, and on the behalf of about 3000 employees and former employees, I request your assistance in this matter.

If you should have any questions or if I may be of any assistance, please do not hesitate to call me at 781-801-8420. Thank you for your efforts and consideration.

Sincerely,

Michael Hubert

Cc: A. Neil Pappalardo, Chairman and Chief Executive Officer
Barbara A. Manzolillo, Treasurer, Chief Financial Officer and Clerk
Medical Information Technology, Inc.
Matthew L. Giles
Thomas J. LaFond
Goodwin Procter LLP
Michael Collora
Dwyer & Collora LLP

Enclosures: Six copies of this letter
Six copies of my proxy letter to the Company, November 23, 2005

Copy

November 23, 2005
48 Narragansett Rd.
Quincy, MA 02169

Barbara A. Manzolillo, Clerk
Medical Information Technology, Inc.,
MEDITECH Circle
Westwood MA 02090

Dear Barbara,

It would be most appreciated if you could include the following proxy question in the upcoming Annual Shareholders Meeting. Could you please include it in the letter to be sent to all shareholders prior the meeting. I currently own more than $10,000 of MEDITECH stock and plan to own at least $10,000 of MEDITECH stock at the come of the next Annual Shareholders Meeting.

If there should be an error in my question, please bring to my attention. I would be pleased to edit the question accordingly.

> RESOLVED, that MEDITECH's should utilize an independent third-party appraiser for the valuation of the MEDITECH stock.
>
> You are requested to vote FOR this proposal for the following reasons:
>
> The board of directors has acknowledged that they do not seek the assistance of an independent third party appraiser for the valuation of the MEDITECH stock. In recent years, two independent lawsuits have been filed regarding, in part, the allegedly low valuation of MEDITECH stock. One local judge has overruled MEDITECH's motion to dismiss a lawsuit by Dr. Grossman, and now it is proceeding. Separately, a federal judge is currently reviewing a class actions suit filed by three former long-term employees. That second lawsuit may be soon be "certified" and also permitted it to proceed. Despite these pending lawsuits, one or more board members continue to purchase MEDITECH stock at the price they independently set. These lawsuits have already cost MEDITECH, and thus the shareholders, more than one-million dollars in legal fees, yet an independent valuation of the stock might only cost $20,000.
>
> Consider the following: Compared to MEDITECH, Cerner (a major competitor) has less profits per share, and no dividends. It recently traded at $96 per share (Nov. 18th) and it has a market value of $3.97 billion. MEDITECH has greater profits per share and $2.00 per share

annual dividends. MEDITECH stock most recently traded at only $31 per share and it has a market value of only $1.11 billion.

The use of an independent valuation of MEDITECH stock might raise shareholder equity by more than one billion dollars. Some shareholders might believe that it is worth a $20,000 fee to an independent stock appraisal firm if it might raise MEDITECH market value by one billion dollars.

Shareholders and employees deserve to know if board members have been paying a fair price for their MEDITECH stock.

Shareholders and employees deserve to know if MEDITECH is receiving the greatest possible tax deduction for the stock contributed every year to the MEDITECH Profit Sharing Plan. (If the stock is valued too low, the tax deduction to MEDITECH will be too low.)

Shareholders and employees deserve to know if retiring employees have been, and will be, receiving a fair distribution of the MEDITECH Profit Sharing Plan. (Since 86% of the $140,000,000 assets in the plan are MEDITECH stock, a change in the valuation of the stock could have a significant effect on the plan assets and distributions to MEDITECH retirees.)

A vote FOR this proposal might save significant additional legal fees. It might also improve shareholder and employee trust in the board of directors.

This proxy resolution is limited to 500 words. For additional information, please go to www.meditechstock.com.

Thank you for your attention to this matter. For your convenience, I would be pleased to email you a copy of this proxy question.

Sincerely,

Michael Hubert

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 24, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Medical Information Technology, Inc.
Incoming letter dated December 29, 2005

The proposal relates to utilization of an independent third-party appraiser for the valuation of the company's stock.

We are unable to concur in your view that MEDITECH may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that MEDITECH may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that MEDITECH may exclude the proposal under rule 14a-8(e)(2). Accordingly, we do not believe that MEDITECH may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Mark F. Vilardo
Special Counsel